Mail Stop 4561
Via fax: (406) 522-4227

November 30, 2009

Mr. Jeffrey C. Davidson
Chief Financial Officer, Vice President and Treasurer
Rightnow Technologies, Inc.
136 Enterprise Boulevard
Bozeman, Montana 59718

      Re: **Rightnow Technologies, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2008
               Filed March 6, 2009
               Form 8-K/A Filed November 4, 2008
               File No. 000-31321

Dear Mr. Davidson:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Item 1. Business, page 4

1.   You disclose on page 8 that 13% of your active clients are from the public sector, and that 14% of your revenue for fiscal 2008 was generated from

government/educational institutions. Please tell us what consideration you gave to providing in your filing a description of any material portion of your business that may be subject to renegotiation or termination at the election of the government. See Item 101(c)(1)(ix) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 25

2.   Please consider expanding this section to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is primarily concerned in evaluating the company's financial condition and operating results. We note that you have provided information about how you earn revenues. Consider also addressing the material operations, risks and challenges facing RightNow and how management is dealing with these issues. Refer to SEC Release 33-8350. For example, consider explaining how management plans to obtain and maintain profitability and how it intends to manage the challenges of increasing competition in the customer relationship management market.

3.   We note your discussion of bookings throughout your Earnings Call Transcripts from Q4 2008 to Q3 2009. We further note from your disclosures on page 34 that the company "typically" bills customers at the beginning of the contract terms, however, during the third and fourth quarters of fiscal 2008, 25% of your business signed with monthly or periodic billing terms (up from 15-20% historically) and this amount increased to 39% during the third quarter of fiscal 2009. You also indicate that deferred revenue is not recorded for subscriptions with monthly or periodic billing terms until the invoices are issued. Please confirm whether your "bookings" are firm orders to deliver software and services in the future. To the extent these are firm commitment orders, considering the majority of your revenue is now being earned on a subscription basis, tell us what consideration you gave to disclose the total contract value of all your non-cancellable subscription and term license contracts (i.e. backlog) pursuant to Item 101(c)(1)(viii) of Regulation S-K.

Liquidity and Capital Resources, page 34

4.   We note your discussion of contractual obligations and purchase commitments at December 31, 2008 where you indicate that you believe the company will generate sufficient cash from operations to satisfy "these commitments" in 2009. Please confirm that you believe the existing cash and cash generated from operations will be sufficient to meet all of the company's operating requirements for the next twelve months, including your day-to-day operating expenses and not

just your outstanding commitments. If true, please ensure that your future
disclosures clearly indicate as such. We refer you to FRC 501.03(a).

Note 1. Business Description and Summary of Significant Accounting Policies

1(g) Accounts Receivable and Term Receivables, page F-8

5.   We note that for license arrangements, term receivables include the remaining
        minimum committed amounts due from customers for which no revenue has been
        recognized. Please clarify whether the term receivable balances included in your
        consolidated balance sheets include any unbilled amounts. If so, tell uswhat
        portion of the term receivable for each period presented has not yet been billed to
        your customer and tell us what guidance you considered when recording a
        receivable and deferred revenue for such amounts.

(1)(j). Revenue Recognition, page F-9

6.   We note that 14% of the company's revenues are derived from both government
        agencies and educational institutions. As it relates to your sales to government
        agencies, tell us how you considered paragraphs 32 – 33 of SOP 97-2 in
        accounting for any fiscal funding clauses included in your software arrangements.
        Also tell us how fiscal funding clauses or other government contract
        contingencies impact your revenue recognition for other services and products
        you provide.

Item 11. Executive Compensation (Incorporated by reference from Definitive Proxy
Statement on Schedule 14A filed on April 21, 2009)

Compensation Discussion and Analysis

Compensation Components and Process, page 18

7.   You state that your compensation committee "considers" certain published survey
        data and the pay practices of the peer companies identified in your filing in
        making decisions with respect to base salaries, annual cash incentives and long-
        term incentive compensation for your named executive officers. However, it is
        unclear how the committee considers this external market data in making pay
        determinations. As one example, you state on page 21 that cash incentive
        potential for each of your executive officers is "determined based on a
        comparison to the cash compensation potential of comparable positions in peer
        groups and surveys," but you do not explain how the comparison to external
        market data influenced the committee's determination of the cash incentive
        potential (for example, whether the cash incentive potential was targeted at a
        specified percentile against the external market data). Please clearly state whether

you engaged in benchmarking of total compensation, or any material element of compensation, and if so, identify the benchmark and disclose where actual payments fell in comparison to the targeted benchmark.   To the extent actual compensation was outside the targeted range, please explain why. If you do not benchmark compensation, please clarify the manner in which you utilize the information regarding compensation practices from the survey data and the peer group.

8.   You indicate that the compensation committee considers tally sheets of each executive officer's historical compensation, but you do not discuss with any specificity how the use of tally sheets influences compensation decisions. Please provide appropriate disclosure addressing the committee's analysis of the information contained in the tally sheets and how the evaluation of this information resulted in specific awards for the fiscal year or modifications to the manner in which you implement your compensation program. Analyze the extent to which amounts paid under each element affect decisions regarding the amounts paid or awarded under the other components of your program. Ensure that your disclosure explains and places in context how and why determinations with respect to one element may or may not have influenced the committee's decisions with respect to other allocated or contemplated awards. See Item 402(b)(1)(vi) of Regulation S-K.

Annual Cash Incentive Plan, page 21

9.   We note that annual cash incentives for your named executive officers for 2008 were determined based primarily on the level of achievement of certain corporate financial performance targets for sales, operating earnings before stock-based compensation expense, and cash flow from operations. You state on page 23 that you do not disclose specific performance target levels and related criteria because they constitute highly confidential or financial information that would cause competitive harm, in apparent reliance on Instruction 4 to Item 402(b) of Regulation S-K. However, it is not clear why disclosure of your revenue, operating earnings before stock-based compensation expense, or cash flow from operations for the company as a whole for a given year after the conclusion of that year would cause the company competitive harm. Please advise, specifically addressing the nexus between disclosure of the performance targets and the competitive harm that is likely to result from disclosure.

10.   You disclose that "operating earnings before stock-based compensation expense" is one of the financial targets used to determine cash incentive compensation for your named executive officers. Please clearly identify this and any other non-GAAP financial measures used to determine compensation as non-GAAP financial measures. Refer to Instruction 5 to Item 402(b) of Regulation S-K.

<u>Form 8-K/A Filed November 4, 2008</u>

11.   Please revise to include the audit report of Gordon, Hughes & Banks, LLP for the
        audit of HiveLive's December 31, 2007 financial statements pursuant to Rule
        3-05 of Regulation S-X.

                                        * * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United
  States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

        You may contact Megan Akst, Staff Accountant, at (202) 551-3407 if you have
any questions regarding comments on the financial statements and related matters.

Please address questions regarding all other comments to Katherine Wray, Staff Attorney, at (202) 551-3483 or Mark Shuman, Legal Branch Chief at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief